Pricing Sheet relating to Pricing Supplement No. 206
Registration Statement No. 333-131266
Dated February 6, 2007
Filed pursuant to Rule 433

February 2007
Capital Protected Notes based on the Value of the S&P 500® Index due December 30, 2008
P R I C I N G T E R M S
Issuer:		Morgan Stanley
Maturity date:		December 30, 2008
Underlying index:		S&P 500® Index
Stated principal amount:		$1,278.46 per note
Original issue price:		$1,318 per note (approximately 103.093% of the stated principal amount) (see “Commissions and issue price” below)
Principal protection:		100% of the stated principal amount. The original issue price is greater than the stated principal amount and investors are not protected on amounts in excess of the stated principal amount.
Participation rate:		100%
Aggregate principal amount:		$51,138,400
Payment at maturity:		$1,278.46 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:		The product of $1,278.46 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:		(final average index value – initial index value) / initial index value
Initial index value:		1,444.91
Final average index value:		The arithmetic average of the index closing values on each of the determination dates
Determination dates:		Each of the three trading days on which there is no market disruption event, commencing on the sixth trading day prior to the maturity date.
Pricing date:		February 6, 2007
Original issue date:		February 13, 2007 (5 trading days after the pricing date)
Call right:		The notes are not callable prior to maturity.
CUSIP:		61747YAC9
Listing:		The notes will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per note	103.09278%	0.15%	102.94278%
	Total	$52,720,000	$79,080	$52,640,920
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500®” and “S&P 500 Index®” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. Capital protected notes is our service mark. Capital protected notes based on the S&P are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the capital protected notes. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:
Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006